AMENDMENT NO. 1
TO
SERIES 1 PREFERRED STOCK PURCHASE AGREEMENT

This Amendment No. 1 (this "**Amendment**"), entered into and effective as of [July]14, 2023, is made to that certain Series 1 Preferred Stock Purchase Agreement, dated as of April 10, 2023, by and among The Sill, Inc., a Delaware corporation (the "**Company**") and the Purchasers (as defined therein) listed on Exhibit A thereto (the "**Purchase Agreement**"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

W I T N E S S E T H:

WHEREAS, the Company and the Purchasers (as defined therein) entered into the Purchase Agreement on April 10, 2023;

WHEREAS, pursuant to Section 6.8 of the Purchase Agreement, the Purchase Agreement may be amended only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares (the "**Majority Purchasers**");

WHEREAS, the Company and the Majority Purchasers desire to amend the Purchase Agreement pursuant to the amendments set forth herein; and

WHEREAS, the undersigned Purchasers are the Majority Purchasers.

NOW, THEREFORE, in exchange for good and valuable consideration including, without limitation, the mutual covenants contained herein, the sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Majority Purchasers hereby agree as follows:

1. Amendment to Section 1.1(c). Section 1.1(c) of the Purchase Agreement is hereby amended by deleting Section 1.1(c) of the Purchase Agreement in its entirety and replacing it with the following in substitution therefor:

> " (c) Additionally, subject to the terms and conditions of this Agreement, the Company agrees to sell and issue to each Participating Purchaser (as defined below) at the applicable Closing a number shares of Series 1 Preferred Stock equal to the number of shares of Series 1 Preferred Stock issued to such Participating Purchaser at such Closing (excluding any shares of Series 1 Preferred Stock issued pursuant to Section 1.1(d) and/or Section 1.1(e)), as set forth opposite such Participating Purchaser's name on Exhibit A (any such sale and issuance, a "**Pull Up Issuance**"); provided that the number of shares of Series 1 Preferred Stock issued to any Participating Purchaser pursuant to this Section 1.1(c) or Section 1.3(b) may not exceed in the aggregate a number of shares equal to (i) the aggregate sum of the Applicable Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation, dated as of August 3, 2018) of each share of Pre-Restructuring Preferred Stock held by such Participating Purchaser as of the Restructuring Effective Time (as defined in the Restated Certificate); *provided* that if

such Participating Purchaser is only an Affiliate of a Pre-Structuring Stockholder, then the Applicable Original Issue Price used shall be that of the Pre-Structuring Preferred Stock held by such Pre-Structuring Stockholder which has not yet otherwise been attributed to any other Pull Up Issuance, in each case divided by (ii) the Series 1 PPS."

2. **Amendment to Section 1.3(a)**. Section 1.3(a) of the Purchase Agreement is hereby amended by deleting Section 1.3(a) of the Purchase Agreement in its entirety and replacing it with the following in substitution therefor:

"(a) After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the authorized but not yet issued shares of Series 1 Preferred Stock at any such time (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) (the "**Additional Shares**"), to one (1) or more purchasers (the "**Additional Purchasers**"), provided that (i) such subsequent sale is consummated on or prior to December 31, 2023 (the "**Additional Window Closing Date**") and (ii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below) by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares."

3. **Amendment to Section 1.5(i)**. Section 1.5(i) of the Purchase Agreement is hereby amended by deleting Section 1.5(i) of the Purchase Agreement in its entirety and replacing it with the following in substitution therefor:

"**Participating Purchaser**" means a Pre-Restructuring Stockholder or its Affiliate (which must be an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act) that purchases Series 1 Preferred Stock pursuant to Section **Error! Reference source not found.** above or Section 1.3 above."

4. **Miscellaneous**.

4.1 Except as expressly amended by this Amendment, the terms and provisions of the Purchase Agreement shall continue in full force and effect. No reference to this Amendment need be made in any instrument or document making reference to the Purchase Agreement; any reference to the Purchase Agreement in any such instrument or document shall be deemed a reference to the Purchase Agreement as amended hereby. The Purchase Agreement as amended hereby shall be binding upon the parties thereto and their respective assigns and successors.

4.2 To the extent that the General Corporation Law of the State of Delaware (the "**DGCL**") purports to apply to this Amendment, the DGCL shall apply. In all other cases, this Amendment and any and all matters arising directly or indirectly herefrom shall be governed by and construed and enforced in accordance with the internal laws of the State of California applicable to agreements made and to be performed entirely in such state, without giving effect to the conflict or choice of law principles thereof.

4.3 This Amendment may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

COMPANY:

THE SILL, INC.

DocuSigned by:

By: Eliza Blank
8F8313F81830496...

Name: Eliza Blank
Title: Chief Executive Officer